UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number:001-41669

Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

The annual meeting of the stockholders of Multi Ways Holdings Limited was held on November 26, 2025, at 2:00 p.m., Singapore Time (November 26, 2025, at 1:00 a.m. Eastern Time), at the principal office of the Company located at 3E Gul Circle, Singapore 629633.

Holders of 34,211,519 ordinary shares of the Company were present in person or by proxy at the General Meeting, representing approximately 66.65% of the 51,330,000 outstanding ordinary shares as of the record date of October 3, 2025, and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the General Meeting as of the record date. All matters voted on at the General Meeting were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1: By a special resolution, amend and restate the memorandum and articles of association of the company to (i) create a board with three classes of directors, each class as nearly equal in number as the then total number of directors permits, and (ii) set the term of each class of directors at three years, although as part of the process of setting up a staggered board, the initial terms of two classes of directors elected at this Meeting would be set at one year and two years, respectively. At each succeeding Annual General Meeting of shareholders beginning in 2026, the terms of one class of directors would expire and their successors would be elected to full three-year terms.	34,152,656	58,873	0
Proposal 2: By an ordinary resolution, re-appoint five directors, Lim Eng Hock, Lee Noi Geck, Chan Chin Hoong, Wong Gang, and Tan Kok Chuah, to serve on the Company’s board of directors.
Lim Eng Hock	32,091,954	2,119,565	0
Lee Noi Geck	32,091,954	2,119,565	0
Chan Chin Hoong	32,091,954	2,119,565	0
Wong Gang	32,091,954	2,119,565	0
Tan Kok Chuah	32,091,954	2,119,565	0
Proposal 3: By an ordinary resolution, to approve the appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending in December 31, 2025.	32,129,699	2,081,820	0
Proposal 4: By an ordinary resolution, amend and restate the Company’s 2024 Equity Incentive Plan (the “2024 Incentive Plan”) and authorize the issuance of up to 7,700,000 Ordinary Shares (which will be re-designated as Class A Ordinary Shares if Proposal Five is approved) under the 2024 Incentive Plan.	32,073,131	2,138,388	0
Proposal 5: By a special resolution, (i) re-designate and re-classify the currently authorized ordinary shares from 10,000,000,000 shares, of a par value of $0.00025 each (“Ordinary Shares”), to (x) 8,000,000,000 class A ordinary shares, of a par value of $0.00025 each (1 vote per share) (“Class A Ordinary Shares”), (y) 1,000,000,000 class B ordinary shares, of a par value of $0.00025 each (50 votes per share) (“Class B Ordinary Shares”), and (z) 1,000,000,000 unissued shares of a par value of $0.00025 each into 1,000,000,000 unissued preferred shares of a par value of $0.00025 each (“Preferred Shares”), and re-designate and re-classify the currently issued 51,330,000 Ordinary Shares to 10,000,000 Class B Ordinary Shares, 41,330,000 Class A Ordinary Shares and 0 Preferred Shares, on a one for one basis. MWE Investments Limited currently holds 20,584,800 Ordinary Shares. After the re-designation and re-classification, the shareholding of MWE Investments Limited and all other shareholders is as follows:	32,058,363	2,151,456	0

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification
MWE Investments Limited	20,584,800	10,584,800 Class A Ordinary Shares 10,000,000 Class B Ordinary Shares
All other shareholders	30,745,200	30,745,200 Class A Ordinary Shares
Total	51,330,000	41,330,000 Class A Ordinary Shares 10,000,000 Class B Ordinary Shares

(ii) amend and restate the memorandum and articles of association of the company to reflect the foregoing multi-class share structure and to set out the rights and privileges of the Class A Ordinary Shares, Class B Ordinary Shares, and Preferred Shares.
Proposal 6: By an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued Ordinary Shares at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”). Fractional shares shall be rounded up to the next whole share.	32,082,860	2,128,659	0
Proposal 7: By an ordinary resolution, to approve the sale of 4.4% equity interest in Blissful Link Investments Limited held by the Company to its Mr. Lim Eng Hock, the Executive Director, Chairman and Chief Executive Officer of the Company.	32,081,637	2,129,882	0
Proposal 8: By an ordinary resolution, adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals One to Seven.	32,061,831	2,149,688	0

A copy of the Amended and Restated 2024 Equity Incentive Plan is filed as Exhibit 10.1 to this report.

A copy of the Third Amended and Restated Memorandum of Association is filed as Exhibit 3.1 to this report.

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EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum of Association
10.1	Amended and Restated 2024 Equity Incentive Plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Multi Ways Holdings Limited

Date: December 4, 2025	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer, Executive Director and Chairman of the Board

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